Exhibit 99.1

Achilles Therapeutics Announces Sale of Technology Assets to AstraZeneca

- Proprietary data and samples from TRACERx and Achilles’ Material Acquisition

Platform (MAP) will be transferred to AstraZeneca under the Transaction -

- Conclusion of Strategic Review -

London, UK 24 December 2024 – Achilles Therapeutics plc (NASDAQ: ACHL) today announced that it has transferred the commercial license of data and samples from the TRACERx® Non-Small Cell Lung Cancer (NSCLC) study to AstraZeneca (LSE/STO/Nasdaq: AZN). TRACERx (TRAcking Cancer Evolution through therapy (Rx)), led by Professor Charles Swanton at University College London (UCL), UK, is one of the largest tumor evolution studies to generate deep sequencing multi-region and multi-time-point genetic data from over 3,200 tumor samples from over 800 lung cancer patients. As part of the transaction, AstraZeneca will also take over as sponsor of Achilles’ Material Acquisition Platform (MAP), and receive tumor samples and data collected thus far. MAP is a proprietary network that has collected donor tumor tissue and blood from nearly 300 cancer patients undergoing standard-of-care cancer surgery across multiple solid tumor indications, including lung, melanoma, head and neck, renal, bladder, and breast.

“We are pleased that as a leader in Oncology, AstraZeneca recognizes the scientific value of our TRACERx and MAP assets,” said Dr Iraj Ali, CEO of Achilles Therapeutics. “We believe that these assets have the potential to positively impact Oncology R&D and will support the development of new and improved therapies for cancer patients.”

AstraZeneca has agreed to pay Achilles Therapeutics $12M for the assets in total.

BofA Securities provided strategic financial advice to Achilles for the transaction. Completion of this transaction signals the conclusion of Achilles’ strategic review which was announced in September 2024. Achilles now plans to undertake additional measures, including a further reduction in employee headcount and a decrease in the size of its Board of Directors, while remaining compliant with Nasdaq and SEC requirements.

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company that has been developing AI-powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. Achilles has used DNA sequencing data from each patient, together with its proprietary PELEUSTM bioinformatics platform, to identify clonal neoantigens specific to that patient, to enable and support development of product candidates specifically targeting those clonal neoantigens.

About TRACERx

TRACERx (TRAcking Cancer Evolution through therapy (Rx)), led by Professor Charles Swanton at UCL, is one of the largest tumor evolution studies to generate deep sequencing multi-region and multi-time point genetic data from over 3,200 tumor samples from over 800 lung cancer patients. TRACERx has transformed the understanding of tumor evolution and has convincingly shown that tumors originate from a single cell that evolves in a Darwinian manner and the early (clonal) mutations are preserved in all subsequent primary and metastatic tumor cells. The study, which has generated numerous publications, uncovered important mechanisms of cancer evolution and immune evasion by analyzing genetic signatures in lung tumors and tracking how they evolve over time from diagnosis through to relapse. These findings provide the ability to identify a novel class of tumor markers called clonal neoantigens that are present on all tumor cells yet absent from healthy tissue, making them ideal cancer targets. TRACERx represents the largest investment in lung cancer research by Cancer Research UK.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on the Company management’s belief and assumptions and on information currently available to the Company’s management. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s clinical trials and the Company’s beliefs about its goals for the discontinued trials; expectations related to the Company’s cash runway and operating expenses and capital expense requirements; the Company’s ability to engage with third parties who are developing alternative modalities to target clonal neoantigens for the treatment of cancers and the Company’s review and evaluation of potential strategic options and their impact on stockholder value. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or the Company’s future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent the Company’s views as of the date of this press release. We anticipate that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company has no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this press release.

For further information, please contact:

Meru Advisors

Lee M. Stern

lstern@meruadvisors.com